UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 11, 2023

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

11 September 2023

To: London Stock Exchange (LSE)	JSE Limited (JSE)

Notice of Dividend Currency Exchange Rates – Final Dividend

On 22 August 2023, the Board of BHP determined to pay a final dividend of 80 US cents per share for the full year ended 30 June 2023. Currency conversions are based on foreign currency exchange rates on a single day or an average for a period of days ending on or before the Record Date, being 8 September 2023.

For the final dividend:

(i)	the AUD Australian dollar currency conversion will be based on an average over a three day period commencing on 6 September 2023 and ending on 8 September 2023;

(ii)	the GBP pound sterling currency conversion will be based on the rate on 8 September 2023;

(iii)	the NZD New Zealand dollar currency conversion will be based on the rate on 8 September 2023; and

(iv)	the ZAR South African rand currency conversion will be based on the rate of the average exchange rate on 25 August and 28 August 2023[1].

The following table sets out the currency exchange rates applicable for the dividend:

Dividend 80 US cents per ordinary share	Exchange rate	Dividend per ordinary share in local currency
Australian cents	0.639667	125.065073
British pence	1.248550	64.074326
New Zealand cents	0.590616	135.451799
South African cents	18.67700	1,494.16000

Shareholders on the Australian, UK and South African share registers who are receiving dividends in AUD, GBP and ZAR respectively will have their dividend amounts converted directly from USD at the relevant exchange rate stated above. Shareholders who have elected to receive their dividends in a currency different from that applicable to their share register will have their dividend amounts converted from USD into the currency of their share register first, and then into their elected currency.

For example, a shareholder on the Australian share register who elects to receive their dividend in NZD will first have their dividend amount converted from USD to AUD, and then from AUD to NZD. The NZD/USD exchange rate and NZD equivalent amount per share stated in the table above are for illustrative purposes only and may differ from the actual rate and amount applied.

Shareholders on the South African register will only receive dividends in ZAR.

The dividend will be paid on Thursday, 28 September 2023.

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

The BHP Group is headquartered in Australia

[1]	On 29 August 2023, BHP announced the currency exchange rate applicable to the dividend payable in South African cents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: September 11, 2023	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary